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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 2 5 2005 PROCESSING W.SH. D.C. 202

SEC FILE NUMBER
8- 50767


05036564

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 AND ENDING December 31, 2004
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cornerstone Institutional Investors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

74 West Broad Street, SUITE 340
                                    (No. and Street)

Bethlehem   Pennsylvania   18018
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna M. Humphrey, Financial & Operations Principal   1-610-694-0904
                                                        (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parente Randolph LLC
                        (Name — if individual, state last, first, middle name)

One South Church Street, 4th Floor   Hazleton   PA   18201
        (Address)   (City)   (State)   Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Malcolm L. Cowen II_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm __Cornerstone Institutional Investors, Inc._____, as __December 31, 2005_____, ~~19~~____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CORNERSTONE INSTITUTIONAL INVESTORS, INC.

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2004 AND 2003
&
INDEPENDENT AUDITORS' REPORT
&
ADDITIONAL INFORMATION
&
INTERNAL CONTROL REPORT



TABLE OF CONTENTS

PARENTERANDOLPH

The Power of Ideas

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Cornerstone Institutional Investors, Inc.:

We have audited the accompanying statement of financial condition of Cornerstone Institutional Investors, Inc. (the "Company") as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cornerstone Institutional Investors, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with the accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parente Randolph, LLC

Hazleton, Pennsylvania
February 3, 2005

- 2 -

CORNERSTONE INSTITUTIONAL INVESTORS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
ALLOWABLE ASSETS:		
Cash	$ 149,278	$ 124,407
Deposits with clearing organization	32,918	36,892
Commissions and advisory fees receivable	69,368	42,700
Total allowable assets	251,564	203,999
NONALLOWABLE ASSETS:		
Nonmarketable securities	20,100	20,100
Deposits	993	694
Security deposits	4,380	4,380
Commissions and advisory fees receivable, over 30 days	485	608
Total nonallowable assets	25,958	25,782
TOTAL	$ 277,522	$ 229,781
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable	$ 960	$ 991
Commissions payable, affiliate	4,397	8,654
Accrued affiliate expense reimbursement	64,668	33,169
Total liabilities	70,025	42,814
STOCKHOLDERS' EQUITY	207,497	186,967
TOTAL	$ 277,522	$ 229,781

See Notes to Financial Statements

CORNERSTONE INSTITUTIONAL INVESTORS, INC.

STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES:		
Commission income	$2,211,094	$ 1,345,833
Interest income	965	1,218
Total revenues	2,212,059	1,347,051
EXPENSES:		
Commissions	1,226,493	597,773
Affiliate expense reimbursement	807,880	597,443
Rent	26,737	24,684
Insurance	19,114	14,887
Employee reimbursable expenses	19,106	15,100
Professional fees	16,607	10,020
Regulatory fees and expenses	15,822	13,988
Office supplies and expenses	13,489	8,918
Data communications	11,519	11,519
Occupancy operating expenses	11,083	12,066
Postage	7,002	4,792
Telephone	3,317	2,614
Computer expense	2,924	3,738
Mercantile and other taxes	2,869	1,837
Dues and subscriptions	2,065	1,893
Licenses	1,569	1,681
Charitable contributions	1,450	325
Continuing education	1,276	356
Outsourcing expense	900	-
Miscellaneous	307	306
Travel expenses	-	160
Total expenses	2,191,529	1,324,100
NET INCOME	$ 20,530	$ 22,951

See Notes to Financial Statements

CORNERSTONE INSTITUTIONAL INVESTORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

| | COMMON STOCK | | PAID-IN | RETAINED | |
	SHARES (a)	AMOUNT	CAPITAL	EARNINGS	TOTAL
BALANCES, DECEMBER 31, 2002	100	$1	$74,999	$ 89,016	$ 164,016
NET INCOME	—	—		22,951	22,951
BALANCES, DECEMBER 31, 2003	100	1	74,999	111,967	186,967
NET INCOME	—	—		20,530	20,530
BALANCES, DECEMBER 31, 2004	100	$1	$74,999	$132,497	$207,497

(a) Authorized 1,000 shares at no par value,
100 shares issued and outstanding.

See Notes to Financial Statements

- 5 -

CORNERSTONE INSTITUTIONAL INVESTORS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 20,530	$ 22,951
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in assets and liabilities:		
Deposits with clearing organization	3,974	(6,495)
Commissions receivable	(26,545)	(13,388)
Deposits	(299)	135
Accounts payable	(31)	256
Commissions payable, affiliate	(4,257)	516
Accrued affiliate expense reimbursement	31,499	11,500
Total adjustments	4,341	(7,476)
Net cash provided by operating activities	24,871	15,475
CASH, BEGINNING OF YEAR	124,407	108,932
CASH, END OF YEAR	$ 149,278	$ 124,407

See Notes to Financial Statements

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Cornerstone Institutional Investors, Inc. (the "Company"), a Pennsylvania corporation, was incorporated on November 13, 1997 and began operations on June 24, 1998. The Company operates as a "fully-disclosed introducing general securities" broker/dealer and registered investment advisor. The Company does business in the following products:

> 401(k) Compensation Plans
> Mutual Funds
> Equities
> Variable Life/Annuity Contracts
> Investment Supervisory and Advisory Services.

The Company is registered as a broker/dealer and registered investment advisor with the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and several states.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

Commission income on securities transactions is recorded on a trade date basis; referral fees are recognized as income when received, and advisory fees are recorded as income in the quarter in which they are earned.

NEW ACCOUNTING PRONOUNCEMENT

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities - an Interpretation of ARB No. 41*, and in December 2003, issued a revised FIN 46(R) *Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51*, both of which address consolidation of variable interest entities. This interpretation clarifies existing accounting principles related to the preparation of consolidated financial statements when the equity investors in an entity do not have the characteristics of a controlling financial interest or when the equity at risk is not sufficient for the entity to finance its activities without additional subordinated financial support. FIN 46(R) requires a company to evaluate all existing arrangements to identify situations where a company has a "variable interest" in a "variable interest entity" and further determine when such variable interest requires a company to consolidate the variable interest entity's financial statements with its own. A nonpublic enterprise with an interest in an entity that is subject to this Interpretation and that is created after December 31, 2003, shall apply this Interpretation to that entity immediately. A nonpublic enterprise shall apply this Interpretation to all entities that are subject to this Interpretation by the beginning of the first annual period beginning after December 15, 2004.

The Company has not completed the process of evaluating the impact that will result from adopting FIN 46, including its evaluation of various related parties. The Company is therefore unable to disclose the impact, if any, that adopting FIN 46 will have on its financial position and results of operations when such Interpretation is adopted.

INCOME TAXES

The Company and its stockholder have elected to be treated as a small business corporation for federal and state income tax purposes. Accordingly, no provision has been made for federal and state income taxes as such liabilities are personal liabilities of the Company's stockholders.

ADVERTISING

Advertising programs are included in affiliate expense reimbursement and are charged to expense during the period in which they are incurred. Advertising expenses were $1,272 and $1,908 for the years ended December 31, 2004 and 2003, respectively.

2. COMMISSIONS AND ADVISORY FEES RECEIVABLE

The Company utilizes the services of a clearing broker to execute securities transactions for the Company's customers. The Company is paid commissions by the clearing broker for all transactions executed on behalf of the Company's customers. In addition, the Company receives commissions from insurance companies for the sale of variable life and annuity contracts. The advisory fees are asset-based fees deducted from the Company's clients' investment accounts by the custodian of the client's investments. The fees are forwarded to the Company by the custodian of the clients' assets. The commissions and advisory fees receivable are reported at amounts the company expects to collect on balances outstanding at year-end. The commissions and advisory fees receivable are considered fully collectible by management and accordingly no allowance for doubtful accounts is considered necessary. The Company had commissions and advisory fees receivable at December 31, 2004 and 2003 in the amount of $69,853 and $43,308, respectively.

3. NONMARKETABLE SECURITIES

During 2002, the Company purchased nonmarketable stock warrants. The warrants will expire in 2006. The cost of the warrants at December 31, 2004 was $20,100, which approximates fair value.

4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company had net capital of $181,539 which was $131,539 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .39 to 1 at December 31, 2004.

5. EXEMPTIVE PROVISION OF RULE 15c3-3

The Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and since it does not control, possess or put at risk any customers funds or securities, the Company qualifies for exemption under subparagraph (k)(2)(ii) of the provisions of Rule 15c3-3 which otherwise requires disclosure of the "Computation for Determination for Reserve Requirements" and the schedule of "Information for Possession or Control Requirements."

6. COMMITMENTS

The Company leases various office equipment under operating leases. The Company entered into a five-year lease on September 1, 2001 for rental of its main office. The space is shared with an affiliated company. The Company's share of space was 25% for 2004 and varied from 10% to 50% in 2003. The Company began using 25% of the space as of December 1, 2003 and does not foresee a change in usage. The Company is jointly and severally liable to the terms contained in the lease. The Company's share of the future minimum rental payments are as follows:

YEAR ENDING:

2005	$18,665

In addition, the lease calls for payments of estimated operating expenses for each year for the term of the lease. The estimated operating expenses for the 2004 year are $ 30,180 . The Company is sharing these costs with an affiliated company. The Company's share is 25% for 2004.

Total rent expense amounted to $26,737 in 2004 and $24,684 in 2003.

7. RELATED PARTY TRANSACTIONS

The Company uses office space for its branch office in a building owned by a partnership wherein one of the Company's stockholders is a general partner. No rent expense was paid for this office in 2004 and 2003.

The Company has agreed to reimburse an affiliated corporation owned by its stockholders for salaries, benefits, management services, consulting and other administrative expenses paid on behalf of the Company. The total amount reimbursed was $807,880 and $597,443 for the years ended December 31, 2004 and 2003, respectively. Through November 27, 2003, the affiliate had agreed to waive payments in the event that such payments should cause a net capital violation or a proximity to net capital. Effective November 28, 2003, the Company entered into a new management agreement with the affiliate whereby it will no longer waive payments in the event that such payment should cause a net capital violation or a proximity to net capital, but has agreed to provide funds to the company for operational expenses if needed, including contributing additional paid-in capital or through a subordinated loan in compliance with the financial responsibility rules of the Securities and Exchange Commission.

The Company has an agreement with another corporation owned by the Company's stockholders whereby they have agreed to forward all commissions, net of a 10% processing charge (increased to 15% effective April 1, 2003) paid to the Company by its various insurance carriers for the sale and renewal of variable life insurance products. Commissions paid by the Company to this affiliate were $1,226,493 and $597,773 for the years ended December 31, 2004 and 2003, respectively. The current agreement expired December 31, 2004 and has been renewed for a six-month period ending June 30, 2005. The affiliate has agreed to waive payments in the event that such payments should cause a net capital violation or a proximity to net capital. Amounts due to this affiliate were $4,397 and $8,654 as of December 31, 2004 and 2003, respectively.

The stockholders are in a position to influence the net income of the Company for the benefit of other companies that are under their control.

8. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in high quality financial institutions. The balances, at times, may exceed the federally insured limits.

CORNERSTONE INSTITUTIONAL INVESTORS, INC.

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

TOTAL STOCKHOLDERS' EQUITY	$ 207,497
DEDUCT EQUITY NOT ALLOWABLE FOR NET CAPITAL	-
TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	207,497
LESS:	
DEDUCTIONS AND/OR CHARGES, Nonallowable assets	25,958
NET CAPITAL	$ 181,539

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES:	
Accounts payable	$ 960
Commissions payable	4,397
Accrued affiliate expense reimbursement	64,668
Total aggregate indebtedness liabilities	70,025
TOTAL AGGREGATE INDEBTEDNESS	$ 70,025

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

REGULATORY MINIMUM	$ 50,000
CALCULATED MINIMUM BASED ON AGGREGATE INDEBTEDNESS	$ 4,668
REQUIRED CAPITAL	$ 50,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 131,539
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.39 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION

INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2004; NET CAPITAL, AS REPORTED IN COMPANY'S PART II (UNAUDITED) FOCUS REPORT	$ 181,539
NET AUDIT ADJUSTMENTS	-
NET CAPITAL, PER ABOVE	$ 181,539

See Notes to Financial Statements

CORNERSTONE INSTITUTIONAL INVESTORS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Not Applicable: The Company has complied with
the exemptive provisions of Rule 15c3-3 under
subparagraph (k)(2)(ii). The Company's business
is limited to the distribution of mutual funds and/or
variable life insurance or annuities. The Company does
not hold customer funds or safekeep customer securities.

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED
BY SEC RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN
EXEMPTION FROM SEC RULE 15C3-3

To the Stockholders of
Cornerstone Institutional Investors, Inc.:

In planning and performing our audit of the financial statements and additional information of Cornerstone Institutional Investors, Inc. (the "Company"), for the year ended December 31, 2004, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recording of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, others within the organization, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Hazleton, Pennsylvania
February 3, 2005